FROST BROWN TODD LLC
Attorneys
Kentucky • Ohio • Indiana • Tennessee • West Virginia

December 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Peggy A. Fisher
Assistant Director

Re:	MedPro Safety Products, Inc.
Registration Statement on Form S-1
(File No. 333-149163)
Response to Staff Comments

Dear Ms. Fisher:

On behalf of MedPro Safety Products, Inc. (“MedPro” or “Company”), we hereby submit the following responses to comments 3 through 30 and comment 34 in the letter from the Commission’s staff dated July 29, 2008. These are principally financial comments addressing Management’s Discussion and Analysis, the audited financial statements and footnotes, and other financial matters. MedPro is filing Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K/A”) to respond to the comments and make other related revisions.

As noted in the introductory Explanatory Note, the 10-K/A includes restated financial statements that reflect:

  the impact of a “deemed dividend” of $3,975,120 in connection with MedPro’s issuance of preferred stock and warrants to purchase shares of common stock on December 28, 2007;
  the 2006 adjustment for the discharge of a $1,294,526 debt owed to the Company’s Chairman and Chief Executive Officer, originally recorded as income and now recorded as additional paid in capital; and
  a correction of the weighted average shares outstanding and earnings per share calculations for 2006.

In addition to the foregoing and changes made in response to the staff’s comments, the 10-K/A also clarifies that the inclusion of a report of management’s assessment of internal control over financial reporting pursuant to Item 9A of Form 10-K was not applicable to MedPro for its 2007 fiscal year.

As explained in Note 1 of the notes to the restated financial statements, the Company’s accumulated deficit and additional paid in capital was both increased by $3,975,120 effective on December 28, 2007, to reflect the relative intrinsic value of the right to convert the Company’s Series A Convertible Preferred Stock into common stock, as described in Note 11. Because the Series A Stock is convertible immediately upon issuance, the entire amount was both charged to accumulated deficit as a deemed dividend and added to additional paid in capital. The Company is making these changes in response to the recommendation received from its independent accountants following the filing of the 2007 10-K.

The following are the Company’s responses to the staff’s comments.

Liquidity and Capital Resources, page 25
Comment:

3.	You disclose that your arrangement with the distributor requires the purchase of $1.4 million of product in the first year of commercial shipment. Please reconcile that disclosure with the corresponding disclosure on page 29 which states that the first year commitment is 5 million units at $.028 per unit.

Response:	The disclosure on page 29 incorrectly stated the price as “$.028” per unit. The correct price was $0.28 per unit.

The disclosure has been amended to reflect new arrangements with the distributor, which was the subject of MedPro’s Form 8-K filed on July 21, 2008.

Audited Financial Statements, page F-1
Statements of Operations, page F-5
Comment:

4.	We refer to your response to comment 29. As provided in APB 26, forgiveness of debt by a related party is typically a capital transaction. With respect to the advances from your chairman and majority shareholder, please respond to the following:

  Tell us when the advances subject to the restructuring in September 2006 were made, indicating dates, amounts and maturities.
  You indicate that “repayment was expected and clearly reflected a temporary arrangement.”: Tell us the expected repayment dates of the advances when received. Provide a chronology of the advances and expected repayment dates. Identify the specific sources of expected repayment. Fully support that there was a reasonable basis for the assertion that the arrangements would be temporary. Please be specific.
  If the arrangements were intended to be short-term, tell us why there were “no definitive repayment terms.”
  Tell us whether any short-term advances had been converted prior to September 2006 with the personal guarantee of the related party. Tell us whether the financial institution required a guarantee as a condition of the loan.
  Tell us why the Company and the shareholder entered into the restructuring agreement in September 2006. If the advances were expected to be short-term, tell us what did not occur as expected and why the related restructuring was necessary.
  You disclose that the related party “continually loaned money to the Company, provided services for the Company, paid various Company related expenses directly, guaranteed Company loans, and subsidized the office lease expense on behalf of the Company, which is located in a building, owned by a partnership in which the Chairman is a partner.” We also see that the Company was generating only minor revenues, had accumulated losses and operating cash flow deficits. It appears that the related party was regularly providing operating capital necessary to continue operations. Accordingly, please further explain to us why forgiveness of those advances is not a capital transaction.
  In your response you cite certain notions from the FASB Concept Statements. Please tell us why you should not apply the higher level GAAP specified in APB 26.

Response:

As described in amended Note 5 to notes to the audited financial statements, MedPro’s Chairman and affiliates he controlled extended credit to MedPro in a variety of ways until the September 2006 restructuring of this debt. All amounts advanced before the restructuring were recorded as book entry advances with no written repayment terms. These obligations totaled $3,188,363 at December 31, 2005, which included interest expense recorded in connection with the audit of the 2005 and 2006 financial statements, MedPro’s initial audit. The 2006 restructuring was intended to simplify the company’s balance sheet in anticipation of seeking third party financing. In the restructuring, CRM agreed to forgive amounts otherwise owed by the Company in exchange for 536,306 shares of common stock valued at $1,822,805 and a $2,000,000 promissory note from the Company. The $1,295,000 balance of the debt remaining consisted entirely of interest that had been recorded in connection with the audit. Although the Company believes its initial classification of the debt obligation forgiven by its Chairman as income conformed with GAAP, the Company has elected to reclassify the forgiven debt recorded as additional paid-in capital due to the difficulty and cost of comprehensively documenting the original underlying credit transactions.

Comment:

5.	We see weighted average shares used for loss per share purposes is 8.5 million for 2006. The opening and closing numbers of shares on the Statement of Shareholders’ Equity/(Deficiency) for that year exceeds 8.5 million and we do not see any repurchases or other retirements disclosed on the Statement of Shareholders’ Equity/(Deficiency). Accordingly, please tell us (1) how the 8.5 million weighted average shares was determined and (2) how the measure is appropriate under the guidance from SFAS 128. Please note that share transactions should be presented on a gross basis on the Statement of Shareholders’ Equity/(Deficiency).

Response:

The number of common shares outstanding on January 1, 2006, as adjusted for the Dentalserv.com merger, is 7,581,869, which is the number stated in the Statement of Shareholders’ Equity/(Deficiency) in the Company’s 10-K as filed. The number will be corrected in the S-1 registration statement.

The weighted average number of shares outstanding for 2006 was calculated as follows:

Date	Transaction	Number of Shares Issued	Number of Shares Outstanding	Days	Total

1/1/06	Opening balance		7,581,869	365	2,767,382,279
1/18/06	Conversion of Vendor Debt	27,288	7,609,157	347	2,640,377,564
	Director Stock Grant /
	Key-Lok Acquisition/
8/24/06	Conversions of Debt	957,450	8,566,607	129	1,105,092,240
9/1/06	Conversion of Debt to Stock	120,630	8,687,237	121	1,051,155,682
12/31/06	Conversion of Debt to Stock	1,673,258	10,360,495	1	10,360,495

			Total	963	7,574,368,259
			Average		7,865,388

Statements of Shareholders’ Equity/(Deficiency), page F-6

Comment:

6.

Please revise so that “Additional Paid-in Capital” and “Accumulated Deficiency” as of December 31, 2007 agree with the corresponding amounts presented on the Balance Sheet as of that date. Please also note that certain items, such as “Shares issued in conversion of debt” and “Shares issued in payment of services” (both in 2006), do not appear to cross-cast. Please re-verify the mathematical accuracy of the Statements of Shareholders’ Equity/(Deficiency).

Response:	The Statements of Shareholders’ Equity/(Deficiency) have been corrected to agree with the Balance Sheet.

Comment:

7.

You disclose that the shareholders of the predecessor business, the former private operating company, received 11,284,754 shares in connection with the recapitalization reverse merger. We also see that the opening number of common shares (as of January 1, 2006) in the post merger financial statements is 9,249,045. In a recapitalization reverse merger between a private operating company and a public shell corporation, historical stockholders’ equity is restated for the equivalent number of shares received in the merger after giving effect to any difference in par value. In response to this comment, please provide us reconciliation between the number of shares issued to the accounting acquirers’ shareholders and the opening number in the post merger financial statements and explain the basis for the 9,249,045. Please also clarify in Note 1. That footnote should provide clear roadmap to the number of shares reported on the Statements of Shareholders’ Equity/(Deficiency).

Response:

A table has been added at the end of Note 1 to clarify the number of shares issued by the Company in transactions since January 1, 2006. Except as otherwise noted, all share amounts in the footnotes have been adjusted to reflect the January 2007 Vacumate LLC merger and the December 2007 Dentalserv.com merger.

Comment:

8.

Please provide us a schedule of the components of the line item “Shares issued in conversion of debt” in 2006. Please identify the party involved, the number of shares issued and the amount of debt converted. Show us how the share numbers and balances converted reconcile to disclosures in financial statement footnotes 4, 5 and 7. Please ensure that the notes to financial statements clearly provide this information. Refer to paragraph 5 of SFAS 129.

Response:

The Company is providing supplementally a detailed schedule showing the various transactions since January 1, 2006, in which amounts owed by the Company were converted to common shares.

Note 8 (previously, Note 7) includes detailed information about transactions in which the Company issued shares during 2006 and 2007, including the party involved, the number of shares issued and, as the case may be, the amount of debt converted. The share amounts tie to the Statement of Shareholders’ Equity (Deficiency).

Comment:

9.

Tell us why the 593,931 shares issued to SC Capital Partners for financial advisory services are recorded at par value in the Statement of Shareholders’ Equity/(Deficiency). Please cite the basis in GAAP.

Response:

The shares were issued as compensation for financial advisory services in connection with a capital raising transaction. The Statement of Shareholders’ Equity/(Deficiency) has been revised to increase additional paid in capital by the value of the shares in excess of par value and to increase capital-raising expense by the full value of the amount of the shares.

Statements of Cash Flow, Page F-7
Comment:

10.

We refer to the cash outflow labeled “Proceeds from issuance of common shares” totaling $3.1 million in 2006. Please tell us why that transaction does not appear on the statement of stockholders’ equity for that year. Please also respond with respect to the cash in-flow labeled “Issuance of preferred shares” in 2006. Please also tell us where these transactions are described in the notes to financial statements.

Response:	The Statement of Shareholders’ Equity/(Deficiency) has been revised to correctly reflect the issuance for the common shares for debt in 2006.

Comment:

11.

On page 41 you disclose that you paid approximately $473,000 to retire convertible notes on May 10, 2007. Please tell us where this transaction is recorded in the Statement of Cash Flows. Please ensure that amounts are “netted” on the face of the cash flow statement only as allowed under the guidance from SFAS 95.

Response:

The convertible debt retired in May 2007 was comprised of $250,000 of principal and approximately $223,000 of accrued and unpaid interest. The principal portion is now included under “Repayments on notes payable to shareholders” on the Statement of Cash Flows. The repayments on notes payable to and proceeds from shareholders are now listed on separate line items and are no longer netted. The interest portion has been included in operating loss.

Note 1, Nature of Business and Summary of Significant Accounting Policies, page 5-8
Basis of Presentation, page F-9
Comment:

12.	Please revise so that the accumulated deficit as of December 31, 2007 agrees with the corresponding amount presented on the Statement of Shareholders’ Equity/(Deficiency).

Response:	The balance sheet has been revised in response to the comment.

Comment:

13.

On page 29 you disclose that you have a contract for sale of approximately 110 million units of the blood collection safety device at a price of $.028 per unit. Please tell us how the $30 million in potential revenues as disclosed in this footnote was determined.

Response:

The disclosure on page 29 incorrectly stated the price as “$.028” per unit. The correct price was $0.28 per unit.

The disclosure has been amended to reflect new arrangements with the distributor, which was the subject of MedPro’s Form 8-K filed on July 21, 2008.

Intangible Assets, page F-11
Comment:

14.	Please disclose the financial statement caption that includes the $300,000 charge for the Safe-Mate technology. Refer to paragraph 46c of SFAS 142.

Response:	The charge is included in General and Administrative expense.

Comment:

15.

We refer to your response to comment 33. You indicate that you recorded goodwill in connection with the recapitalization reverse acquisition. You also disclose that you acquired the net assets of a non-operating public shell and that you accounted for the transaction as a recapitalization of your private operating business. Such recapitalizations are not business combinations because they do not fall under the scope of paragraph 9 of SFAS 141 as the acquired entity, a shell corporation, is not a business. Since recapitalization, such as described in your financial statements are not business combinations, goodwill is not normally recorded.

Response:

The item was a questionable $60,000 payable of the shell company, net of the $6,000 of cash acquired in the reverse merger. The item was included in other intangibles, pending the Company’s determination whether it could be written off.

Comment:

16.	Please provide disclosure of estimated annual amortization expense for each of the next five years as required by paragraph 45a(3) of SFAS 142.

Response:	We have added a new Note 6 containing table of estimated annual amortization expense.

Note 2, Acquisitions, page F-13
Comment:

17.

With respect to the Key-Loc transaction, the Statement of Shareholders’ Equity/(Deficiency) suggests that the ultimate number of shares issued to acquire the assets is 291,020. Please revise to reconcile the share disclosures about this transaction between the Notes 2 and 7 and the Statement of Shareholders’ Equity/(Deficiency).

Response:	Notes 2 and 8 have been revised to provide numbers of shares that have been adjusted for the December 28, 2007 merger.

Comment:

18.

It appears that you presented consolidated financial statements for MedPro and Vacumate prior to formal merger of the entities on January 10, 2007. Please expand to disclose how you accounted for the combination of the two companies in January 2007. In that regard, the shares issued to affect the combination (as described Note 1 on page 5-9) do not appear on the Statement of Shareholders’ Equity/(Deficiency). Accordingly, please expand the disclosure to clarify how the shares issued are presented in the financial statements.

Response:

A lengthy description was added to Note 1 under “Nature of Business” and “Principles of Consolidation” to explain the relationship between MedPro and Vacumate. Prior to the January 10, 2007 merger, MedPro and Vacumate were held under common control and reported as a single entity. The January 2007 merger combined Vacumate LLC and the Company in a manner that gave the equity owners of each party value in the combined Company equivalent to the value held in each of the predecessor companies. The number of outstanding shares of MedPro did not change as a result of the merger with Vacumate, but it did change the ownership interest among MedPro shareholders.

The Statement of Shareholders’ Equity/(Deficiency) includes two new line items showing the combination of outstanding MedPro shares in the Vacumate LLC merger and the concurrent issuance of an equal number of shares to the former Vacumate LLC unitholders.

Note 4, Notes Payable To And Advances From Shareholders, page F-13
Comment:

19.

In the last paragraph, please tell us where the repayment totaling $2.6 million is reflected in the Statement of Cash Flows for 2006. We see that the corresponding caption from the Statement of Cash Flows shows no activity for 2006.

Response:	The $2.6 million repayment is included in “Payments on notes payable to and advances from shareholders.”

Comment:

20.	Please expand to fully describe the penalty provisions referred to in the discussion of the $2.15 million note.

Response:	We have revised Note 4 to describe in greater detail the penalty provisions, which applied only to the note to CRM, the company controlled by MedPro’s chairman.

Note 5, Related Party Transactions, page 14
Comment:

21.

You indicate that you issued 1,340,765 shares in 2006 in partial satisfaction of debt with an entity controlled by your chairman. Please tell us and revise to clarify how these shares are presented in the Statement of Shareholders’ Equity/(Deficiency). We see from the Statement that the total number of shares issued in satisfaction of debt in 2006 is less than the number attributed to this transaction. Please ensure that the affects of the merger transactions and stock split have been applied to share disclosures in the footnotes so that transactions can be agreed to or reconciled with share disclosures in the basic financial statements. Similarly clarify the corresponding disclosure in Note 7.

Response:

The shares issued in partial satisfaction of the debt to the Chairman are included in “shares issued in conversion of debt.” Share amounts have been adjusted to reflect the effect of the December 28, 2007 reverse merger. Note 8 was revised so the share amounts are presently consistently on a post-Dentalserv.com merger basis.

Comment:

22.	Please provide us a schedule showing how the $1.3 million currently reported as a gain was determined.

Response:	See response to Comment 4.

Note 7, Shareholders’ Equity, page F-16
Comment:

23.

Please expand this footnote to provide disclosure of all pertinent rights and privileges of the preferred stock. Please note that the disclosure should explain the terms, conditions and mechanics of the various features. Refer to paragraph 4 of SFAS 129.

Response:	Note 8 has been expanded in response to the comment.

Comment:

24.

Please also ensure that your footnote disclosures fully describe the redemption features described on page 47 and that your disclosures fully describe why you believe the preferred shares are permanent equity. Refer to EIFT D-98, ASR 268 and SFAS 129.

Response:	Note 8 has been expanded in response to the comment.

Comment:

25.	Please disclose the liquidation preference for the preferred shares on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

Response:	The liquidation preference has been added to the face of the balance sheet.

Comment:

26.	We see the risk factor about registration obligations on page 12. Please expand this footnote to provide the disclosures about registration obligations from paragraph 12 of FSP EITF 00-19-2.

Response:

Note 8 now includes a description of the registration rights of the Series A Stockholders pursuant to paragraph 12 of FSP EITF 00-19-2. The Company is in compliance with the liquidated damages provision, so no liability has been accreued.

During the year ended December 31, 2006, page F-17
Comment:

27.

With respect to the shares issued to the Board and the Corporate Secretary please disclose the fair value assigned to the shares and how that fair value was determined. Please disclose how the 204,254 is presented in the Statement of Shareholders’ Equity/(Deficiency).

Response:

The 204,524 shares granted to the directors and the corporate secretary are included as shares issued for services in the Statement of Shareholders’ Equity/(Deficiency). Note 8 has been revised extensively to present the description of all share issuances during 2007 and 2006 on a consistent post-merger basis.

Note 10, Stock Options and Warrants, page F-19
Comment:

28.

You indicate that you valued the warrants granted to SC Capital Partners at $211,928. Please disclose how you accounted for fair value assigned to the warrants, including the basis for that accounting.

Response:	Note 11 (previously, Note 10) discloses that the SC Capital warrants were valued according to the Black-Scholes method. The Note also discloses the various assumptions used in the valuation.

Comment:

29.

Please expand to provide disclosure of all significant terms and provisions of warrants. For instance, address the specific circumstances that may lead to changes in the number of warrants or exercise prices, the terms and provisions of cashless exercise features and anti-dilution features, put or call features, registration obligations and liquidated damages provisions.

Response:	Note 11 has been expanded in response to the comment.

Comment:

30.

We see two paragraphs in this footnote that include the following statement:

  “We have considered FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in the Company’s own stock. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments in accounting for the conversion feature embedded within the Series A Stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature would be separately accounted for as a derivative liability from the Series A Stock since it can only be settled in shares of the Company’s own stock.”

  “We have considered FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in the Company’s own stock, EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature in the Series A Stock would be separately accounted for as a derivative component of equity, since it can only be settled in shares of the Company’s own stock.”

Please tell us why these disclosures about the accounting you applied to the preferred shares are presented in the footnote about stock options and warrants.

In addition, the paragraphs do not appear to be consistent in that one of them states that the conversion feature of the Series A is accounted for as a derivative liability and the other indicates that the conversion feature is accounted for as equity. However, the accounting reflected in the financial statements and your response to prior comment 15 suggest that you determined that the conversion feature of the preferred stock did not fall within the scope of SFAS 133 and that derivative accounting was not required. In that regard, it appears that you ultimately applied EITF 00-27. Please make clear and comprehensive disclosure in an appropriate footnote how you accounted for the preferred stock and why you believe that accounting is appropriate in GAAP.

Response:

Note 11 was amended to clarify that the company applied EITF 00-27 and determined that the embedded conversion feature would not be separately accounted for as a derivative liability from the Series A Stock since it can only be settled in shares of the Company’s own stock. Note 11 was also expanded to discuss why the Company believes the preferred stock should be accounted for as equity under GAAP.

Form 10-KSB for the year ended December 31, 2007
Comment:

34.	Please revise the financial statements and related disclosure in the Form 10-KSB to conform with any changes you make in response to our comments. We refer also to your response to prior comment 15.

Response:	The Company will file an amendment to its Form 10-K to reflect the changes made in response to the comments.

     Please call me (telephone 502.568.0277) if you have any questions.

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald
Alan K. MacDonald, Member